

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 22, 2011

Via E-mail
Punit Dhillon
President and Chief Executive Officer
Oncosec Medical Incorporated
4690 Executive Drive, Suite 250
San Diego, CA 92121

> **Re: Oncosec Medical Incorporated**
> **Registration Statement on Form S-1**
> **Filed July 25, 2011**
> **File No. 333-175779**

Dear Mr. Dhillon:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please note that we will not be in a position to consider a request for acceleration of effectiveness of the registration statement until we resolve all issues concerning your Form 10-K filed on November 15, 2010 that we are also currently reviewing.

2. To the extent comments issued in our concurrent review of your Form 10-K filed on November 15, 2010 also apply to your registration statement, please revise your registration statement accordingly.

Summary, page 1

The June Private Placement, page 2

3. Please revise to disclose the number of shares of common stock you are registering underlying each series of warrants. Please make similar revisions under the heading "June Private Placement" on page 32 and elsewhere in your registration statement, as appropriate.

4. With a view toward disclosure in the prospectus, please provide us with the total dollar value of the common stock underlying the Series B warrants that you have registered for resale (using the number of shares of common stock underlying the Series B warrants that you have registered for resale and the market price per share for the common stock on the date you entered into the Securities Purchase Agreement).

5. With a view toward disclosure in the prospectus, please provide us with tabular disclosure of the dollar amount of each payment, including the value of any payments to be made in common stock, in connection with each of the transactions that the company has made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transactions, including any liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments. Please provide footnote disclosure of the terms of each such payment.

    With a view toward disclosure in the prospectus, please also provide us with disclosure of the total possible payments to the selling shareholders and any of their affiliates in the first year after the sale of the Series B warrants.

    If there are no such payments, please confirm this to us in your response.

6. With a view toward disclosure in the prospectus, please provide us with tabular disclosure of:

    - the total possible profit the selling shareholders could realize as a result of the exercise price discount for the securities underlying the Series B warrants, presented in a table with the following information disclosed separately:

        o the market price per share of the securities underlying the Series B warrants on the date you entered into the Securities Purchase Agreement;

        o the exercise price per share of the Series B warrants on the date you entered into the Securities Purchase Agreement, calculated as follows:

- if the exercise price per share is set at a fixed price, use the price per share established in the Series B warrants; and

- if the exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the exercise discount rate and the market rate per share on the date of the sale of the Series B warrants and determine the exercise price per share as of that date;

- the total possible shares underlying the Series B warrants;

- the combined market price of the total number of shares underlying the Series B warrants, calculated by using the market price per share on the date you entered into the Securities Purchase Agreement and the total possible shares underlying the Series B warrants;

- the total possible shares the selling shareholders may receive and the combined exercise price of the total number of shares underlying the Series B warrants calculated by using the exercise price on the date you entered into the Securities Purchase Agreement and the total possible number of shares the selling shareholders may receive; and

- the total possible discount to the market price as of the date you entered into the Securities Purchase Agreement, calculated by subtracting the total exercise price on the date you entered into the Securities Purchase Agreement from the combined market price of the total number of shares underlying the Series B warrants on that date.

If there are provisions in the Series B warrants that could result in a change in the exercise price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the exercise price per share is fixed unless and until the market price falls below a stated price, at which point the exercise price per share drops to a lower price, please provide additional disclosure.

7. With a view toward disclosure in the prospectus, please provide us with tabular disclosure of:

- the gross proceeds paid or payable to the issuer in the transaction;

- all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment five above;

- the resulting net proceeds to the issuer; and

- the combined total possible profit to be realized as a result of any exercise discounts regarding the securities underlying the Series B warrants that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to comment six.

Further, with a view toward disclosure in the prospectus, please provide us with disclosure – as a percentage – of the total amount of all possible payments as disclosed in response to comment five and the total possible discount to the market price of the shares underlying the Series B warrants as disclosed in response to comment six divided by the net proceeds to the issuer from the sale of the Series B warrants.

8. Please provide us with the number of shares outstanding prior to the issuance of securities pursuant to the Securities Purchase Agreement and any related agreements that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders. The calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

9. With a view toward disclosure in the prospectus, please tell us whether – based on information obtained from the selling shareholders – any of the selling shareholders have an existing short position in the company's common stock and, if any of the selling shareholders have an existing short position in the company's stock, the following additional information

- the date on which each such selling shareholder entered into that short position; and

- the relationship of the date on which each such selling shareholder entered into that short position to the date you entered into the Securities Purchase Agreement and the filing of the registration statement (e.g., before or after the date you entered into the Securities Purchase Agreement, before the filing or after the filing of the registration statement, etc.).

Selling Stockholders, page 16

10. We note your disclosure in the first sentence of the penultimate paragraph on page 16. With a view toward disclosure in the prospectus, please provide us with:

- a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the issuance of the Series B warrants; and

- copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the issuance of the warrants.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

11. Please revise the footnotes to your selling stockholder table to disclose for each selling shareholder, as applicable, the number of shares of common stock underlying each series of warrants.

12. We note your statement on page 17 that "[a]mounts provided assume that (i) selling stockholders that participated in the June Private Placement own no securities of the Company other than those acquired in connection with such private placement and (ii) Vista Partners LLC owns no securities of the Company other than those acquired in connection with its performance of certain consulting services." Please revise your selling stockholder table to reflect all securities owned by selling stockholders.

13. With respect to the shares to be offered for resale by each selling stockholder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that stockholder.

14. Please disclose in more detail how Noam Rubenstein, Kira Sheinerman, Roth Capital Partners, LLC and Vista Partners LLC acquired the shares offered for resale, including how the number of shares or warrants, as the case may be, was determined and the value of the services provided. To the extent not already filed as an exhibit to your registration statement, please also file the agreement(s) governing the acquisition of the shares offered for resale by the these selling stockholders as an exhibit(s) to your registration statement. Lastly, if Roth Capital Partners received its warrants as a designee of Rodman & Renshaw, please also revise to include the appropriate footnote reference next to its name in the table.

Description of Securities, page 19

15. We note your disclosure under this heading that following your forward split, you had 68,480,000 shares of capital stock outstanding. We also note your disclosure on page 3 and elsewhere in your registration statement that the common stock outstanding prior to

this offering is 56,856,000. In an appropriate place in your registration statement, please revise to describe the decrease in your outstanding capital stock.

Market Price of and Dividends on Common Stock and Related Matters, page 23

Trading Information, page 23

16. Please revise to provide the low bid information for your common stock for the fourth quarter ending July 31, 2011. Please also clarify the high bid information as it appears this amount should be $1.99.

Executive Compensation, page 43

17. With your next amendment, please revise to include executive compensation disclosure for your recently completed fiscal year ended July 31, 2011. For guidance, refer to Regulation S-K Compliance and Disclosure Interpretation 217.11, available on the SEC website.

Part II Information Not Required In Prospectus

Item 15. Recent Sales of Unregistered Securities

18. We note your statement that you relied on Section 4(2) and Rule 506 of Regulation D as the available exemption for your June 2011 private placement. Please state briefly the facts relied upon which made this exemption available. Please see Item 701(d) of Regulation S-K.

Exhibit 5.1

19. Please have counsel delete as inappropriate its assumption "that, in connection with the issuance of the shares, the Company will receive consideration in an amount not less than the aggregate par value of the Shares covered by each such issuance."

20. The registration statement relates to both currently outstanding shares and shares to be issued upon exercise of warrants; however, the opinion refers only to when-issued shares. With respect to 4,200,000 shares of common stock that are currently outstanding and being registered, counsel should opine that these shares are, as opposed to will be, duly authorized, validly issued, fully paid, and non-assessable. Please also have counsel revise its opinion to state whether the shares to be issued upon exercise of the warrants have been duly authorized.

Exhibit 10.8

21. With your next amendment, please provide a complete and fully executed version of Exhibit 10.8 with all signature pages and including all schedules and exhibits.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Angie Kim, Staff Attorney, at (202) 551-3535, Catherine Brown, Staff Attorney, at (202) 551-3513, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Catherine T. Brown for

Mara Ransom
Legal Branch Chief

cc: Steven G. Rowles, Esq.
        Morrison & Foerster LLP